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                                                                    EXHIBIT 23.3

                   Consent of Independent Public Accountants

The Board of Directors
Jotter Technologies, Inc.:

We consent to the use of our report dated December 15, 2000 except as to note 8 which is as of November 19, 2001, included herein and to the reference to our firm under the heading "Experts" in the registration statement.

Our report dated December 15, 2000 except as to note 8 which is as of November 19, 2001, contains an explanatory paragraph that states that Jotter has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                        /s/ KPMG LLP


Seattle, Washington
December 6, 2001